The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Pricing Supplement	SUBJECT TO COMPLETION	January 14, 2010

Pricing Supplement dated January ●, 2010
to the Product Prospectus Supplement FIN-1 dated January 11, 2010 the Prospectus dated January 11, 2010 and
the Prospectus Supplement dated January 11, 2010
$ Royal Bank of Canada Senior Global Medium-Term Notes, Series D Redeemable Range Accrual Notes, Due January 28, 2025

Royal Bank of Canada is offering the notes described below.  The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010 describe terms that will apply generally to the Notes, including any notes you purchase.  Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Underwriter:	RBC Capital Markets Corporation

Principal Amount:	●

Pricing Date:	January ●, 2010

Issuance Date:	January 28, 2010

Maturity Date:	January 28, 2025

Calculation Agent	RBC Capital Markets Corporation

Interest Rate:
8.00% times N/D;

where “N” is the total number of calendar days in the applicable interest period on which the Reference Rate satisfies the applicable Reference Rate Range, and “D” is the total number of calendar days in the applicable interest period.

Reference Rate:	6 Month USD LIBOR. The Reference Rate will be determined as set forth in the prospectus supplement, under the caption “Description of the Notes We May Offer—Interest Rates.”

Reference Rate Range:	Year 1-5: 0.00% - 4.00% Year 6-10: 0.00% - 6.00% Year 11-15: 0.00% - 6.75%

Type of Note:	Range Accrual Note

Interest Payment Dates:	Quarterly, on January 28, April 28, July 28 and October 28 of each year, commencing April 28, 2010 and ending on the Maturity Date.

Redemption:	Redeemable at our option.

Call Date(s):	Each Interest Payment Date, upon 10 business days prior notice.

Survivor’s Option:	Not Applicable

Incorporated Risk Factors:	The Notes are subject to the risks set forth under the heading “Additional Risks Specific to the Notes” in the product prospectus supplement.

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

Denominations:	$1,000

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities — Ownership and Book-Entry Issuance” in the accompanying prospectus).

U.S. Tax Treatment
The notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the notes will be subject to the special rules governing contingent payment debt instruments.  Under this treatment, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the notes.  You may call RBC Capital Markets Corporation toll free at (866) 609-6009 to obtain this information.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which applies to your notes.

CUSIP No:	78008HVL1

Currency:	U.S. dollars.

Listing:	The Notes will not be listed on any securities exchange.

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product supplement.

Your investment in the Notes involves certain risks.  See “Risk Factors” beginning on page 5 of this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product supplement to read about investment risks relating to the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement.  Any representation to the contrary is a criminal offense.

	Per note	Total
Price to public	100.00%	$
Underwriting discounts and commission	●%	$
Proceeds to Royal Bank	●%	$

We may use this pricing supplement in the initial sale of a note.  In addition, RBC Capital Markets Corporation or another one of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated January 11, 2010, the accompanying prospectus, dated January 11, 2010 and the accompanying prospectus supplement, dated January 11, 2010.  The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith, replaced and superseded by, the information in this pricing supplement.  You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and the matters set forth under “Risk Factors” in the prospectus supplement dated January 11, 2010.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●             Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

●             Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

●             Product Prospectus Supplement FIN dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our SEC Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

HISTORICAL INFORMATION

Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes, or that interest will be payable during all interest periods during the term of the Notes. The historical Reference Rate levels do not give an indication of future levels of the Reference Rate.  The Reference Rate on January 12, 2010 was 0.40%. The graph below sets forth the historical performance of the Reference Rate from January 12, 1995 through January 12, 2010.

Source: Bloomberg L.P.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

The amount of interest payable on the Notes during any interest period, if any, will depend upon the number of calendar days in that period in which the Reference Rate is within the applicable Reference Rate Range.  This section illustrates the manner in which the applicable interest rate and interest payable in each interest period will be determined.

The following examples illustrate how the per annum interest rate and interest payments would be calculated for a given interest period under different scenarios, based on the terms set forth on the cover page of this pricing supplement.  The Notes will have quarterly Interest Payment Dates, and interest payments for each interest period will be calculated using a 30/360 day count basis.

The values in the examples below have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the Reference Rate, or the amount of interest payable on the Notes.  Numbers in the table below have been rounded for ease of analysis.

Coupon	Number of Days in the Coupon Period ("N")	Number of calendar days on which the Reference Rate was within the Applicable Range ("D")	Accrual Factor	Interest Rate (Per Annum) = 8.00% x N/D	Interest Payment Amount for Coupon Period (per $1,000 Note)
8.00%	90	90	100%	8.00%	$20.00
8.00%	90	60	67%	5.33%	$13.33
8.00%	90	30	33%	2.67%	$6.67
8.00%	90	0	0%	0.00%	$0.00

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in Redeemable Range Accrual Notes entails significant risks not associated with similar investments in a conventional debt security.  This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement and prospectus supplement.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their investment, legal, tax accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Amount of Interest Payable on the Notes Is Uncertain and Could Be 0.00%. The amount of interest payable on the Notes in any interest payment period will be dependent on whether 6 Month USD LIBOR remains within the applicable Reference Range.  If the Reference Rate remains outside the Reference Range for the entire coupon period, the rate of interest payable for the related interest payment period will be 0%.  In addition, if the Reference Rate is within the applicable Reference Rate Range for only a limited number of days in the applicable interest period, the applicable interest payment for that period will be less than your desired investment return.  This may be more likely to be the case during the initial years during the term of the notes, when the applicable Reference Rate Range is lower.  As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of Royal Bank of comparable maturity. The actual interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any interest payment date. It is more likely that we will redeem the Notes prior to their stated maturity date when the Reference Rate (and our predictions as to future movements in the Reference Rate during the term of the Notes) will result in an amount of interest payable that is greater than the interest payable on instruments of comparable maturity and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you will receive no further interest payments on the Notes and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates, redemption dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and  to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

The Reference Rate for the Last Four Business Days of each Interest Period Will Be the Reference Rate on the Business Day Immediately Preceding Those Four Days.  The Reference Rate for the last four business days of each interest period will be the Reference Rate on the fifth business day prior to the applicable Interest Payment Date.  As a result, if the Reference Rate on that date is outside the applicable Reference Rate Range, you will not receive any interest in respect of those four business days even if the Reference Rate, if actually calculated on any of those business days, would be within the applicable Reference Rate Range.  Similarly, if any Saturdays, Sundays or holidays occur after the fifth business day prior to the applicable Interest Payment Date and that Interest Payment Date, and the Reference Rate is outside the applicable Reference Rate Range on that fifth business day, then no interest will accrue as to those additional non-business days as well.

The Historical Performance of the Reference Rate Is Not an Indication of Its Future Performance. The historical performance of Reference Rate should not be taken as an indication of the future performance during the term of the Notes. Changes in the levels of Reference Rate will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the level of the Reference Index will be within the applicable Reference Rate Range at any time during the term of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about January 28, 2010, which is the second business day following the pricing date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated January 11, 2010.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Redeemable Range Accrual Notes, Due January 28, 2025

January ●, 2010